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March 15, 2010
Ms. Jessica Barberich
Assistant Chief Accountant
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Medical Billing Assistance, Inc. (the Company)
Form 10-K for the Year Ended December 31, 2008
Filed April 7, 2009
File No. 0-53012

Dear Ms. Barberich;

This is in response to your March 4, 2010 comment letter to the Company. The numbered paragraph corresponds to the numbered paragraph in your letter.

Item 8. Financial Statements and Supplementary Data

Note 1. Organization, Operations and Summary of Significant Accounting Policies Revenue Recognition, page 24

1.        We note your revised disclosure in response to prior comment 2. It isunclear to us how you determined that it is appropriate to present revenuesgross as a principal rather than as an agent. Based on your disclosure, itdoes not appear that you have general or physical loss inventory risk because you do not ever take title to the inventory. It also does not appear that you change the product ordered by your customer. Lastly, it does not appear that you are the primary obligor in the arrangements since the manufacturer is responsible for fulfillment of the orders, including the acceptability of the products. Thus, we continue to question your presentation on a gross basis. Please further explain why you believe that you are the primary obligor in these arrangements; discuss who is responsible for providing the product to the customer and who has the risks and rewards as principal in the arrangements. Also, address your evaluation of credit risk in your response. Tell us if you collect the full sales price prior to the delivery of the product to the customer. Also, tell us whether or not you have discretion in supplier selection. Please reference ASC 605-45 for the indicators of gross versus net reporting.

Ms. Jessica Barberich
March 15, 2010

The Company believes that pursuant to ASC 605-45 it appropriately presents gross revenue as a principal for the following reasons: First, the Company is the primary obligor in its sales arrangements. The customer and the Company understand that it is the Company’s obligation to provide the product desired by the customer. Second, the Company has general inventory risk, in that the Company is responsible for payment to the supplier, not the end user. Third, the Company has the ability to determine the price at which it sells products or services. Fourth, the Company has discretion of supplier selection, and is involved in the determination of product or service specs. Lastly, the Company carries the credit risk with the customer, as the Company is ultimately responsible for payment to the shipper not the customer. The Company wishes to note that the guidance set forth in ASC 605-45 allows for reasonable judgment in the “principal or agent” determination and that according to the standard no one indicator is an absolute determinate of a Company’s status as a principal or an agent. After considering the various indicators set forth in the standard, the Company believes that it best meets the description of a principal.

As requested in your comment letter, we have been authorized by the Company to state that the Company acknowledges the following:

       The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

             The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, do not hesitate to contact David Wagner at (303)793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

Medical Billing Assistance, Inc.
/s/ Michael West
Michael West
President